

Mail Stop 3720

September 20, 2006

Via U.S. Mail and Fax (011 34 91 531 9975)
Mr. Santiago Fernandez Valbuena
Chief Financial Officer
Telefonica, S.A.
Gran Via, 28
28013 Madrid, Spain

> **RE:** **Telefonica, S.A.**
> **Form 20-F for the fiscal year ended December 31, 2005**
> **Filed April 12, 2006**
> **File No. 1-09531**
>
> **Telefonica Moviles, S.A.**
> **Form 20-F for the fiscal year ended December 31, 2005**
> **Filed April 12, 2006**
> **File No. 1-15158**

Dear Mr. Valbuena:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Telefonica, S.A. for the Fiscal Year Ended December 31, 2005

Selected Financial Data, page 6

1. Please revise your presentation to refer to the Non-GAAP Financial Information
   and reconciliation regarding OIBDA on page 70.

Customer Service, page 32

2. We note that your customers have the option to finance acquisition of desktop or
   portable computers with ADSL offerings. Please revise your disclosure and tell
   us your accounting treatment for these transactions.

Anticipated Sources of Liquidity, page 94
Note 21(e). Contractual obligations, page F-115

3. Please refer to the amortization and contractual obligations schedules. Please
   confirm to us that the schedules include interest payments. If not, revise the
   schedules to include interest payments.

Note 2 – Revenue recognition, page F-13

4. Please tell us why your revenue recognition policy for handset and equipment
   sales is appropriate under IFRS. Include in your response references to the
   appropriate accounting literature. Also, tell us how the US GAAP revenue
   recognition for handset and equipment sales differs from IFRS.

Note 2 – Comparative information and changes in the consolidation scope, page F-16

5. We note that your July 2005 merger with Terra Networks, S.A. was effective as
   of January 1, 2005 for economic purposes. Please tell us what is meant by
   "economic purposes." If your acquisition date was January 1, 2005, tell us your
   accounting basis under IFRS and US GAAP.

6. Please provide all the applicable disclosures under paragraphs 67-71 of IFRS 3.

Note 4(d) – Research and development expenses, page F-20

7. We note that you capitalize costs incurred in developing new products to be
   marketed or used for the Group's own network when "future economic viability is
   reasonably certain." Please tell us how these costs met the criteria under IAS 38
   for capitalization. Also, tell us how you were able to distinguish the research
   phase from the development phase.

Note 4(e) – Property, plant and equipment, page F-20

8. Please tell us and disclose why direct labor for installation and the allocable portion of indirect costs are recorded as income under "Other Income." We also note the amount of the internal expenditures capitalized on page F-80 as other income. Tell us if this amount includes costs other than the direct labor and indirect costs. If so, tell us the nature and amount of these capitalized expenditures. In addition, tell us how you are accounting for these expenditures under US GAAP.

Note 4(g) – Leases, page F-21

9. Please provide disclosures under paragraphs 31 and 35 of IAS 17.

Note 4(x) – Revenue and expenses, page F-30

10. Please tell us why sales from products and services are not separately disclosed as required under paragraph 35(b) of IAS 18.

11. Please tell us and disclose in more detail how you are accounting for your prepaid cards and the basis for your accounting under IFRS. Also, tell us whether you have an obligation to provide the service if the prepaid customer demands you deliver the service after the 12-month period, or how you account for any deferred revenue related to your prepaid cards after their expiration date.

12. We note that revenue from your directories is recognized when the advertisement is published. Please tell us why this revenue recognition policy is appropriate under IFRS. Include in your response references to the appropriate accounting literature. Also, tell us why there is no reconciling item in the US GAAP reconciliation (Note 23) for the difference in accounting under US GAAP.

Note 5 – Intangible Assets, page F-35

13. We note that you utilize an independent appraiser to value the intangible assets acquired from Bell South. While you are not required to make reference to this independent valuation, when you do you should also disclose the name of the expert and include the consents of the expert if the reference is made in a 1933 Act filing. If you decide to delete your reference to the independent valuation, you should revise to provide disclosures that explain the method and assumptions used by management to determine the valuation. Revise to comply with this comment in future filings.

Note 11 – Equity, page F-45

14. Please separately present a column for retained earnings (consolidation reserves), legal reserve and revaluation reserve. We note that you combined these reserves under the heading, "Other reserves."

Note 14 – Employee benefits, page F-59

15. For US GAAP purposes, we note that you are accounting for your supplementary employee pension and group life insurance plans under FAS 87 and 106. Please tell us how you are accounting for these under IAS 19 and the basis for your accounting. We note that you elected to recognize all the cumulative actuarial gains and losses at the date of transition to IFRS.

 Note 14 – Staff restructuring, page F-60

16. Please tell us in detail why there is no difference in the accounting for staff restructuring under IFRS and US GAAP. Also, tell us why there is no difference in the discounting of the staff restructuring provisions under IFRS and US GAAP.

Note 15 – Derivatives, Financial Instruments and Risk Management Policies, page F-66

17. Please refer to your main credit ratings financial data. Tell us why the data are not considered non-GAAP measures under Item 10(e) of Regulation S-K.

Note 19 – Share-based payments, page F-83
Appendix II, pages A-33 to A-47

18. Please provide all of the disclosures for each share-based payment plan under paragraphs 44-52 of IFRS 2. We note that the options under the Telefonica Moviles' plan can be settled in equity instrument or cash.

Note 23 – Differences between International Financial Reporting Standards and United States of America Generally Accepted Accounting Principles and other required disclosures

Goodwill and intangible asset impairments, page F-129

19. Please tell us and disclose the difference between "cash-generating unit" under IFRS and "reporting unit" under US GAAP.

Telefonica Moviles, S.A. for the Fiscal Year Ended December 31, 2005

20. Please comply with all the applicable comments above on Telefoncia, S.A.

Note 5 – Goodwill, page F-33

21. We note that you wrote-up the carrying amount of the licenses as a reclassification from goodwill when you acquired "further participation" in Tele Centro Oeste Celular Participacoes, S.A. Please tell us why this reclassification is appropriate under IFRS and US GAAP. Also, reconcile the €115.4 million reclassification to the €27.3 million increase in the carry amount of the licenses as disclosed on page F-31.

Note 20(6)(d) – Business combination, goodwill and other intangible assets, page F-79

22. For IFRS purposes, you acquired Movil de Chile, S.A. from a company that is a 44.8% subsidiary of your parent and you accounted for the acquisition "as if control had been totally acquired from third parties." For US GAAP purposes, it appears to us that this acquisition was accounted for as entities under common control. Please tell us why your accounting is appropriate under IFRS and US GAAP.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please furnish your response letter via EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Bob Carroll, Staff Accountant, at (202) 551-3362 or Dean Suehiro, Senior Staff Accountant at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kyle Moffatt for

Larry Spirgel
Assistant Director